UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
AppMail, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 26, 2012

Physical address of issuer
435 W. 31st St., New York, NY 10001.

Website of issuer
https://www.appmail.co

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$181,875	$226,858
Cash & Cash Equivalents	$151,875	$196,858
Accounts Receivable	$30,000	$30,000
Short-term Debt	$80,048	$24,805
Long-term Debt	$870,180	$745,049
Revenues/Sales	$48,685	$49,615
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-296,395	$-628,703

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

AppMail, Inc.
Annual Report
(Exhibit A to Form C-AR)
May 3, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

AppMail, Inc. ("AppMail", the "company", "we" or "us") is a Delaware corporation formed on March 23, 2012 under the name Airto, Inc. The company has also previously conducted business under the name of SeatAssignMate. The company's principal executive office is located at 435 W. 31st St., New York, NY 10001.

The Company's website is https://www.appmail.co.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company is currently dependent on the leisure travel industry for revenue. The Company's financial prospects are currently dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in EU and China. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for "Facilitating passenger to manage airline reservation within electronic message" in Europe and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company forecasts project aggressive growth. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's revenue model remains largely unproven. The Company may find that customers are unwilling to pay for its services in the manner that the Company has proposed. If this is the case, the Company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this was to occur, the Company may be unable to meet its financial obligations.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern.

BUSINESS

Description of the Business
AppMail is an email technology company that delivers interactive experiences inside of an email, just like one would experience on a website or in a mobile application. We've been grinning and bearing the same 1990s email functionality for decades, with little other than superficial aesthetic updates. AppMail is offering a new kind of email through our products.

Our patented technology, a white-label interactive email solution, enables users to perform meaningful actions inside of their own email. With the functionality of a website or app, and the accessibility of an email, AppMail is redefining the way users interact with their inbox. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails. We can create emails with rich, interactive interfaces that keep customers interested and engaged. We give users a vibrant, app/web-like experience in their email, compelling them to perform meaningful actions. The interactive components we enable include drop-down menus, hover-over states, text input and image carousels, allowing users to make purchases, book appointments, take polls, participate in surveys and engage in a wide variety of ways. By enabling mini-apps inside emails, we try to turn every reader into a potential customer.

With respect to our travel-oriented clients, our innovative interactive email is essentially a flight check-in application built into an email. We have developed strategic relationships across the airline industry. For example, we have secured investment by JetBlue Technology Ventures and ELAL (Israel) Airlines, we recently had an agreement with International Airline Group (British Airways' parent company) with the purpose of further developing our solutions,

and are currently in the development stage of a potential partnership with the largest passenger airline in Southeast Asia.

In addition, we have recorded a 200% increase in email engagement time, a 500% increase in the email click-through rate and increased the sales conversion rate by over 40% for our customers, and were voted “Best Ancillary Upsell Solution” at IATA (International Air Transport Association) World Passenger Symposium 2017.

Business Plan
The company is now preparing to enter into non-travel verticals and other geographical markets, including Argentina, Peru, Brazil and Southeast Asia with our partners in 2021. We are looking to add over 300 million emails to our pipeline and are also currently working on enriching the SAM interactive email library (front-end) and scaling the SAM content/inventory cloud (back-end) to power non-travel clients in other verticals, which requires additional resources for development, sales and marketing, some of which will be provided by the net proceeds of this Offering.

Email features

- Interactive and dynamic seat map: The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines' system and displayed in the passenger's email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.
- Intelligent merchandising (Product Service Offerings): The airlines' product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.
- Flight Check-in: The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

Our Solution

- No need for airline app downloads: There are travelers that have multiple airline apps (as they fly with multiple airlines) and don't actively use them, and there are travelers that don't like to download the apps because of trouble or inconvenience. AppMail uses email as a channel (as most people have and use email every day) and designed it with efficient features, featuring some of airlines' most important and necessary ancillary content from a traveler's perspective.
- Lengthy login process: No more copy and pasting e-ticket numbers and logging into airlines websites to assign seats and check into a flight. The interactive email has instant access to the passenger's flight, where seat assignment can be completed with a couple of clicks.
- Hidden ancillary services: Compared to browsing multiple webpages to book a specific airline's ancillary services, the passenger can access these ancillaries immediately just by opening up their interactive email.

Technology
With airlines' perishable seat inventory, today's static email is limited. The email that AppMail has developed allows the content to be manipulated (even after an email has been sent to a traveller's inbox).

Revenue Model

- Airlines will be charged on a per email basis (cost will be dependent on the volume of the email)
- Percent (%) Commission will be taken for every product/service sold via the AppMail email.

The Company’s Products and/or Services

Product / Service	Description	Current Market
Merchandising and marketing platform	Interactive email based Marketing and sales platform, with key use cases in e-commerce, Travel, Transportation airlines, cruises/hotels, event/stadiums	First-tier to mid-tier Brands and merchants. marketers , in e-commerce , airlines, cruise lines, hotels, shipping companies, stadium / events, buses / trains.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Brands, merchants and marketers that offer perishable inventories, such as e-commerce companies, airlines, cruise lines, hotels, and stadiums.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

Application No.	Title	File Date	Issue Date	Location
14/043,558	Facilitating passenger to manage airline reservation within electronic message	October 1, 2013	June 5, 2018	United States

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Shi Li	CEO and Co-Founder	● AppMail, Founder and CEO, 2015 - present: leads the overall operations and resources of the company and drives company's short- and long-term strategy.
Duncan Sham	Chief of Product and Design and Co-Founder	● AppMail, Founder and product designer, Feb. 2015 - present: uses design skills and technical knowledge to improve how existing products look and work, and developing new products.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	21,473,458	Class F has 10 votes/share, Class A has 1vote/share	N/A	100%	N/A

The Company has the following debt outstanding:

The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.

In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called "Crowd Notes") totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to 80 percent of the price paid by investors during the issuance of the equity securities. The Crowd Notes have three tranches of maximum value in conversion: $138,034 of Crowd Notes convert with a $6.4 million valuation maximum; $127,070 of Crowd Notes covert with a $7.2 million maximum valuation and $394,015 of Crowd Notes convert with a $8.0 million maximum valuation. The SeedInvest Crowd Note has a $8.0 million valuation cap and a 20 percent discount rate.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Shi Li and Duncan Sham.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Shi Li	Common Stock	48%
Duncan Sham	Common Stock	48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

APPMAIL, INC. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to AppMail, Inc.

Liquidity and Capital Resources

The company recently completed an offering in which it sold $156,690.73 shares of its Class A Common Stock at a price of $0.89 per share in an offering under Regulation CF.

The company is also relying on operating revenue and cash on hand for operational costs. The company anticipates that the proceeds of this Offering will provide additional and critical capital resources to support the effort of market expansion and customer acquisition in the next 10-12 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

As of December 31, 2019, the authorized common stock of the Company consists of 40,000,000 shares of $0.0001 par value common stock, of which 15,000,000 shares are designated as Class A common stock and 25,000,000 shares are designated as Class F common stock.

The Board of Directors has the ability to create, authorize, and issue one or more additional series of Common Stock from time to time (subject to any approval rights of any then outstanding series of Common Stock). The Board of Directors also has the ability to establish the rights, preferences and limitations of each series of Common Stock. Each Class A Common stockholder is entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders. The Class F Common Stockholders receive 10 votes per share. Class A and Class F common shareholders have identical distribution rights and liquidation preferences.

During 2018, the Company issued 1,449,700 shares of Class A Common Stock and during 2019, the Company issued an additional 93,284 shares of Class A Common Stock. Additionally, due to an employee departure, 128,745 shares of Class A Common Stock was cancelled. As of December 31, 2020, the Company had a total of 1,473,458 and 20,000,000 shares of Class A and Class F common shares issued and outstanding, respectively.

Additionally, the Company has issued warrants to another strategic investor. The warrants call for the issuance of Class A Common Stock equal to 3.5 percent of the shares of the company after the capital to be raised during the upcoming Regulation CF (see Note 9 below). On a net basis, the Company anticipates that this warrant agreement will result, on a net basis, in the issuance of an additional 912,400 shares of stock.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None


SIGNATURE


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shi Li

(Signature)

Shi Li

(Name)

CEO, principal financial officer, and principal accounting officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shi Li

_____
(Signature)

Shi Li

_____
(Name)

Director

_____
(Title)

May 3, 2021

_____
(Date)

/s/Duncan Sham

_____
(Signature)

Duncan Sham

_____
(Name)

Director

_____
(Title)

May 3, 2021

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

APPMAIL, INC.

(a Delaware corporation)

f/k/a APPMAIL, INC.

Financial Statements for the calendar years ended

December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 20, 2021

To: Board of Directors, AppMail, Inc.
        Attn: Shi Li
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 AND 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 20, 2021

APPMAIL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	151,875	$	196,858
Accounts receivable		30,000		30,000
Total current assets		181,875		226,858
Total Assets		**181,875**		**226,858**
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable		80,048		24,805
Total Current Liabilities		80,048		24,805
Loan payable		128,246		35,930
Crowd Notes/SAFE notes outstanding		50,000		50,000
Convertible notes outstanding		691,934		659,119
Total Liabilities		950,228		769,854
Owners' Equity				
Class A common stock (15,000,000 shares of $0.0001 par value authorized, 1,473,458 and 1,414,309 shares issued and outstanding as of December 31, 2020 and 2019)		147		141
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2020 and 2019)		2,000		2,000
Additional paid-in capital		285,417		214,385
Retained earnings		(1,055,917)		(759,522)
Total Owners' Equity		(768,353)		(542,996)
Total Liabilities and Owners' Equity	$	**181,875**	$	**226,858**

APPMAIL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 48,685	$ 49,615
Operating expenses		
General and administrative	334,792	670,583
Total operating expenses	334,792	670,583
Net Operating Income (Loss)	(286,107)	(620,968)
Interest (expense) income, net	(10,288)	(7,735)
Tax (provision) benefit	0	0
Net Income (Loss)	$ (296,395)	$ (628,703)

APPMAIL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock, Class A		Common Stock, Class F		Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
	Shares	Amount	Shares	Amount			
Balance as of January 1, 2019	**1,449,770**	**$ 145**	**20,000,000**	**$ 2,000**	**$ 109,257**	**$ (130,819)**	**$ (19,417)**
Issuance of Class A common stock	93,284	9			105,115		105,124
Class A common stock cancelled	(128,745)	(13)			13		0
Net loss						(628,703)	(628,703)
Balance as of December 31, 2019	**1,414,309**	**$ 141**	**20,000,000**	**$ 2,000**	**$ 214,385**	**$ (759,522)**	**$ (542,996)**
Issuance of Class A common stock	59,149	6			71,032		71,038
Net loss						(296,395)	(296,395)
Balance as of December 31, 2020	**1,473,458**	**$ 147**	**20,000,000**	**$ 2,000**	**$ 285,417**	**$ (1,055,917)**	**$ (768,353)**

APPMAIL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (296,395)	$ (628,703)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	0	0
Increase (Decrease) in accounts and credit cards payable	55,243	(195)
Net cash used in operating activities	(241,152)	(628,898)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuance of common stock	71,038	105,124
Proceeds from loan payable	92,316	35,930
Proceeds from the issuance of Crowd Notes	32,815	659,119
Net change in cash from financing activities	196,169	800,173
Net change in cash and cash equivalents	(44,983)	171,272
Cash and cash equivalents at beginning of period	196,858	25,586
Cash and cash equivalents at end of period	$ 151,875	$ 196,858
Cash paid for interest	$ 10,288	$ 7,735
Cash paid for income taxes	$ 0	$ 0

APPMAIL, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to AppMail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen an increase in the quality of revenue in 2020 and hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2021. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the

Company's financial condition and the results of its operations. Additionally, in 2020 and 2021, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $151,875 and $196,858 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company's primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Cost of Revenue
The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $30,000 and $30,000 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Research and Development
Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Software Development Costs
The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended December 31, 2020 and 2019.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

The Company recorded a valuation allowance for the entire amount of the net deferred tax asset at December 31, 2020 as it is determined that it was more likely than not that the net deferred tax asset would not be realized. As a result, there was no Federal or State income tax expense or benefit for the year ended December 31, 2020.

The Company's Federal and State income tax returns are subject to examination by the Internal Revenue Service and the California Department of Revenue, generally for three years after they are filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 5 – SAFE NOTES AND CONVERTIBLE NOTES

The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.

In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called "Crowd Notes") totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to 80 percent of the price paid by investors during the issuance of the equity securities. The Crowd Notes have three tranches of maximum value in conversion: $138,034 of Crowd Notes convert with a $6.4 million valuation maximum; $127,070 of Crowd Notes covert with a $7.2 million maximum valuation and $394,015 of Crowd Notes convert with a $8.0 million maximum valuation. The SeedInvest Crowd Note has a $8.0 million valuation cap and a 20 percent discount rate.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification
Under the organizational documents, the Company's directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 7 – EQUITY

As of December 31, 2019, the authorized common stock of the Company consists of 40,000,000 shares of $0.0001 par value common stock, of which 15,000,000 shares are designated as Class A common stock and 25,000,000 shares are designated as Class F common stock.

The Board of Directors has the ability to create, authorize, and issue one or more additional series of Common Stock from time to time (subject to any approval rights of any then outstanding series of Common Stock). The Board of Directors also has the ability to establish the rights, preferences and limitations of each series of Common Stock. Each Class A Common stockholder is entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders. The Class F Common Stockholders receive 10 votes per share. Class A and Class F common shareholders have identical distribution rights and liquidation preferences.

During 2018, the Company issued 1,449,700 shares of Class A Common Stock and during 2019, the Company issued an additional 93,284 shares of Class A Common Stock. Additionally, due to an employee departure, 128,745 shares of Class A Common Stock was cancelled. As of December 31, 2020, the Company had a total of 1,473,458 and 20,000,000 shares of Class A and Class F common shares issued and outstanding, respectively.

Additionally, the Company has issued warrants to another strategic investor. The warrants call for the issuance of Class A Common Stock equal to 3.5 percent of the shares of the company after the capital to be raised during the upcoming Regulation CF (see Note 9 below). On a net basis, the Company anticipates that this warrant agreement will result, on a net basis, in the issuance of an additional 912,400 shares of stock.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2012, began operations in late 2015 and has incurred losses since inception. This raises substantial doubt as to whether the Company can remain a going concern. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is considering offering (the "Crowdfunded Offering") securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission under Regulation A. The Company intends to issue up to sufficient securities that will trigger conversion of the Company's warrants (discussed above in Note 7) as well as the conversion of SAFE instruments and convertible notes (discussed above in Note 5) into equity.

Management's Evaluation
Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.